FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated February 18, 2014, announcing that it will release its financial results for the third quarter and nine months ended September 30, 2013 before the market opens in New York on Thursday, February 20, 2014 and that the Company's management team will host a conference call to discuss the financial results that same day.

Attached hereto as Exhibit 2 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated February 20, 2014, announcing its financial results for the third quarter and nine months ended September 30, 2013.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. SETS DATE FOR THE THIRD QUARTER
AND NINE MONTHS ENDED SEPTEMBER 30, 2013 RESULTS, CONFERENCE CALL
AND WEBCAST

Earnings Release: Thursday, February 20, 2014, before Market Opens
Conference Call and Webcast: Thursday, February 20, 2014, at 9:00 a.m. ET

February 18, 2014 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it will release its financial results for the third quarter and nine months ended September 30, 2013 before the market opens in New York on Thursday, February 20, 2014.

On the same day, Thursday, February 20, 2014, at 9:00 a.m. ET, the Company's management team will host a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy."

A replay of the conference call will be available until Thursday, February 27, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

As of today, the Company's fleet consists of four dry bulk carriers (two Panamax and two Supramax vessels) with a total carrying capacity of approximately 255,109 dwt and an average fleet age of 12.6 years.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."

          Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

EXHIBIT 2

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER
AND NINE MONTHS ENDED SEPTEMBER 30, 2013

February 20, 2014 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its financial results for the third quarter and nine months ended September 30, 2013.

Financial Highlights:

Third Quarter 2013

·	Net revenues of $4.3 million.

·	EBITDA of $18.8 million.*

·	Net income of $17.1 million.*

Nine Months 2013

·	Net revenues of $16.7 million.

·	EBITDA of $11.4 million.*

·	Net income of $3.4 million.*

(*)	For more information we refer you to the EBITDA, Adjusted EBITDA and Adjusted Net Loss reconciliation section contained in this press release.

Management Discussion:

Stamatis Tsantanis, the Company's Chairman and Chief Executive Officer, stated: "I am pleased to announce a number of notable developments for Seanergy:

"In the third quarter of 2013, our operational performance and the implementation of our restructuring plan lead to positive financial results.

"As regards to the successful completion of our financial restructuring plan, on February 12, 2014 we entered into a definitive agreement with our remaining lender to unwind our final credit facility. Under the terms of this agreement, Seanergy will sell the underlying four vessels to a nominee of the bank with full satisfaction of the outstanding indebtedness of approximately $145 million, along with the extinguishment of the corporate guarantee.

"Moreover, on January 9, we received the decision of the NASDAQ Hearings Panel granting the Company's request for continued listing on the NASDAQ Stock Market, by extending its listing through April 28, 2014, to allow it to demonstrate compliance with NASDAQ's minimum shareholders' equity requirement. We expect to be in position to meet this requirement.

"The above positive developments are the results of our vigorous efforts to resolve our previously severe financial situation by eliminating an unsustainable debt burden. Having achieved a clean capital structure, we expect to enter into accretive transactions that will create significant value for our shareholders.

"Finally, market conditions in the third quarter of 2013 were better than what they were in the same period last year. As a result, the time charter equivalent earnings for our fleet rose by 42% compared to the third quarter of 2012."

Third Quarter 2013 Financial Results:

Net Revenues

Net revenues in the third quarter of 2013 were equal to $4.3 million, compared to $11.6 million in the same quarter in 2012, a reduction of 63%. Decrease in net revenues reflects the operation of a smaller fleet as compared to the third quarter of 2012. An average of 4.6 vessels was owned in the third quarter of 2013, compared to 17.2 in the corresponding quarter of 2012.

EBITDA and Adjusted EBITDA

EBITDA was $18.8 million for the third quarter of 2013, as compared to negative EBITDA of $34.4 million for the third quarter of 2012. On the other hand, adjusted EBITDA was negative $1.4 million for the three months ended September 30, 2013 as compared to adjusted EBITDA of negative $3.6 million for the three months ended September 30, 2012.

Net Income

For the third quarter of 2013, net income amounted to $17.1 million or $1.43 earnings per basic and diluted share, as compared to a net loss of $42 million or $3.51 loss per basic and diluted share in the same quarter of 2012, based on weighted average common shares outstanding of 11,958,163 and 11,959,271 basic and diluted for 2013, respectively; 11,957,064 basic and diluted for 2012. In the third quarter of 2013 adjusted net loss was equal to $3 million, as opposed to negative $11.3 million in the same quarter of 2012.

Nine Months Ended September 30, 2013 Financial Results:

Net Revenues

Net revenues for the first nine months of 2013 decreased to $16.7 million from $47.1 million in the same period in 2012, a decrease of 64%. The decrease in net revenue is due to the reduced size of our fleet, which resulted in 67% less operating days.

EBITDA and Adjusted EBITDA

For the nine month period ended September 30, 2013 EBITDA was $11.4 million, as compared to negative EBITDA of $51.4 million for the nine month period ended September 30, 2012. In contrast, adjusted EBITDA was negative $3.8 million for the first nine months of 2013 compared to $6.7 million for the first nine months of 2012.

Net Income

For the first nine months of 2013, net income was equal to $3.4 million or $0.29 earnings per basic and diluted share. This compares to a net loss of $76.7 million or $6.70 loss per basic and diluted share, for the first nine months of 2012, based on weighted average common shares outstanding of 11,958,132 and 11,959,277 basic and diluted for 2013, respectively; 11,448,821 basic and diluted for 2012. In the first nine months of 2013, adjusted net loss was equal to $11.7 million, as opposed to $18.6 million in the same period of 2012.

Third Quarter Developments:

2013 Annual General Meeting

The Company announced on September 10, 2013 the results of its annual meeting of its shareholders held on Thursday, September 5, 2013 at the Company's executive offices. At the meeting the following proposals were approved and adopted: 1) the election of Mr. Stamatis Tsantanis and Mr. Elias Culucundis, as Class A Directors to serve until the 2016 Annual Meeting of Shareholders and 2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2013.

Sale of Subsidiaries in Full Satisfaction of UOB Loan

On July 19, 2013, Seanergy's subsidiary, Maritime Capital Shipping Limited ("MCS"), finalized the agreement with its lender, United Overseas Bank, for the sale of three vessel owning subsidiaries that own the Handysize vessels African Joy, African Glory and Asian Grace, in exchange for a nominal cash consideration and full satisfaction of the underlying loan.

As of July 19, 2013, in exchange for the sale, approximately $39.5 million of outstanding debt, accrued interest and swap liabilities were discharged and the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, the Company's Board of Directors obtained a fairness opinion from an independent third party. As a result of the transaction, the Company booked a nonrecurring gain of $20.2 million.

Drydocking and Maintenance

The scheduled survey for Bremen Max took place from July 9, 2013 to August 10, 2013 at a cost of approximately $0.52 million.

Subsequent Developments:

Sale of Vessels in full satisfaction of remaining loan

The Company, on February 12, 2014 entered into a delivery and settlement agreement with its remaining lender for the sale of its four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan. The Company provides a guarantee under this loan agreement. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. As of September 30, 2013 all vessels were classified as held for sale and were measured at fair values. Upon the closing of the transaction, approximately $145 million of outstanding debt and accrued interest will be discharged and the guarantee provided by the Company will be fully released.

NASDAQ Hearings Panel decision

The Company received a Staff Delisting Determination letter from the NASDAQ Stock Market LLC ("NASDAQ") notifying the Company that, due to non-compliance with the minimum $2.5 million stockholders' equity requirement for continued listing set forth in NASDAQ Listing Rule 5550(b), trading of the Company's common stock will be suspended unless the Company requests an appeal of this delisting determination by November 6, 2013.

In connection to the delisting determination the Company requested an appeal and was granted a hearing before the NASDAQ Hearings Panel (the "Panel"). The request stayed the suspension of trading and delisting of the Company's common shares from the NASDAQ Capital Market pending the Panel's decision.

On December 11, 2013, the Company presented to the Panel the status of its previously announced financial restructuring plan and its plan to establish compliance with the minimum $2.5 million stockholders' equity requirement.

On January 9, 2014, the Panel granted the request of the Company for extension on the continued listing on The NASDAQ Stock Market until April 28, 2014 in order for the Company to demonstrate compliance with the minimum $2.5 million stockholders' equity requirement.

Directors' Resignations

In furtherance of the Company's plan to reduce its general and administrative expenses, Dale Ploughman and George Tsimpis have voluntarily resigned from the Board of Directors, effective October 1, 2013, and the vacancies created by their resignations will not be filled for the time being. Dale Ploughman has also resigned from Chairman of the Board. The Board of Directors unanimously resolved that Stamatis Tsantanis be appointed as the Board's new Chairman, effective October 1, 2013.

Effective November 1, 2013, Christina Anagnostara resigned from her position as Chief Financial Officer. Ms. Anagnostara will remain as a member of the Company's Board of Directors and will assist the Company in an advisory capacity. Effective November 1, 2013, Mr. Stamatis Tsantanis was appointed as the Company's Interim Chief Financial Officer.

Fleet Data:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Fleet Data
Average number of vessels (1)	4.6	17.2	7.0	18.5
Ownership days (2)	425	1,580	1,907	5,060
Available days (3)	393	1,551	1,850	4,993
Operating days (4)	287	1,217	1,491	4,458
Fleet utilization (5)	67.5%	77.0%	78.2%	88.1%
Fleet utilization excluding drydocking off-hire days (6)	73.0%	78.5%	80.6%	89.3%
Average Daily Results
TCE rate (7)	6,641	4,662	6,463	7,927
Vessel operating expenses (8)	5,442	4,346	4,926	4,376
Management fee (9)	447	349	404	340
Total vessel operating expenses (10)	5,889	4,695	5,330	4,716

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended September 30, 2013, the Company incurred 32 off-hire days for vessel scheduled drydocking. During the nine month period ended September 30, 2013, the Company incurred 57 off-hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net revenues from vessels*	4,295	11,559	16,749	47,115

Voyage expenses	2,389	5,885	7,113	11,775

Net operating revenues	1,906	5,674	9,636	35,340

Operating days	287	1,217	1,491	4,458

Daily time charter equivalent rate	6,641	4,662	6,463	7,927

Our TCE rate is calculated as the weighted average of the daily rate earned under time charter & voyage contracts and of the daily rate earned by bareboat agreements after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance.

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Operating expenses	2,313	6,866	9,393	22,143

Ownership days	425	1,580	1,907	5,060

Daily vessel operating expenses	5,442	4,346	4,926	4,376

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total Vessel Operating Expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

Fleet Profile as of February 20, 2013
		Capacity
Vessel Name	Vessel Class	(DWT)	Year Built	Charter Rate ($)
M/V Bremen Max	Panamax	73,503	1993	Spot positioning
M/V Hamburg Max	Panamax	73,498	1994	Spot positioning
M/V Davakis G.	Supramax	54,051	2008	Spot positioning
M/V Delos Ranger	Supramax	54,057	2008	Spot positioning
Total		255,109

EBITDA, Adjusted EBITDA and Adjusted Net Loss Reconciliation:

	Three Months Ended September30, 2013	Three Months Ended September30, 2012	Nine Months Ended September30, 2013	Nine Months Ended September30, 2012
Net income (loss)	17,138	(42,017)	3,436	(76,739)
Plus: Interest and finance costs, net (including interest income)	1,704	2,959	6,715	9,660
Plus: Income taxes	(29)	(24)	-	5
Plus: Depreciation and amortization	-	4,698	1,214	15,639
EBITDA	18,813	(34,384)	11,365	(51,435)
Minus: (Loss) on sale of vessels	-	-	-	(15,555)
Minus: Re-measurement and Impairment of vessels, net	-	(26,401)	(10,558)	(38,186)
Minus: Gain on disposal of subsidiaries	20,187	-	25,725	-
Minus: Impairment of goodwill, net	-	(4,365)	-	(4,365)
Adjusted EBITDA	(1,374)	(3,618)	(3,802)	6,671

(In thousands of US Dollars)

EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization, gains from re-measurement of vessel values, impairment charges, gain associated with disposal of subsidiaries and losses associated with the sale of vessels. EBITDA and adjusted EBITDA are not measurements of financial performance under accounting principles generally accepted in the United States of America, or U.S. GAAP and do not represent cash flow from operations. EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

	Three Months Ended September30, 2013	Three Months Ended September30, 2012	Nine Months Ended September30, 2013	Nine Months Ended September30, 2012
Net income (loss)	17,138	(42,017)	3,436	(76,739)
Minus: (Loss) on sale of vessels	-	-	-	(15,555)
Minus: Re-measurement, impairment of vessels and impairment of goodwill, net	-	(30,766)	(10,558)	(42,551)
Minus: Gain on disposal of subsidiaries	20,187	-	25,725	-
Adjusted net (loss)	(3,049)	(11,251)	(11,731)	(18,633)

Adjusted net loss consists of net loss before gains from re-measurement of vessel values, impairment charges, gain associated with disposal of subsidiaries and losses associated with the sale of vessels.

Conference Call and Webcast: February 20, 2014

As announced, the Company's management team will host a conference call today, February 20, 2014, at 9:00 a.m. ET to present the Company's financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until February 27, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
September 30, 2013 and December 31, 2012
 (In thousands of US Dollars, unless otherwise stated)

	September 30, 2013	December 31, 2012
ASSETS
Cash and restricted cash	1,067	6,298
Vessels, net	53,141	109,351
Other assets	2,581	5,311
TOTAL ASSETS	56,789	120,960

LIABILITIES AND EQUITY
Total debt	134,911	208,649
Due to related parties	8,410	6,135
Total other liabilities	11,638	7,793
Total shareholder's equity	(98,170)	(101,617)
TOTAL LIABILITIES AND EQUITY	56,789	120,960

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and nine months ended September 30, 2013 and 2012
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenues:
Vessel revenue, net	4,295	11,559	16,749	47,115

Expenses:
Direct voyage expenses	(2,389)	(5,885)	(7,113)	(11,775)
Vessel operating expenses	(2,503)	(7,417)	(10,164)	(23,865)
General and administrative expenses	(748)	(1,489)	(3,255)	(4,272)
Depreciation and amortization	-	(4,698)	(1,214)	(15,639)
Loss on sale of vessels and asset impairment charges	-	(30,766)	(10,558)	(58,106)
Loss on bad debts	(22)	(327)	(22)	(327)
Gain from disposal of subsidiaries	20,187	-	25,725	-
Operating income (loss)	18,820	(39,023)	10,148	(66,869)
Other income (expense):
Interest and finance costs	(1,705)	(2,979)	(6,725)	(9,715)
Loss on financial instruments	-	(24)	(8)	(186)
Other, net	23	9	21	31
Total other expenses, net:	(1,682)	(2,994)	(6,712)	(9,870)
Net income (loss)	17,138	(42,017)	3,436	(76,739)

Income (loss) per common share, basic and diluted	1.43	(3.51)	0.29	(6.70)
Weighted average number of common shares outstanding, basic	11,958,163	11,957,064	11,958,132	11,448,821
Weighted average number of common shares outstanding, diluted	11,959,271	11,957,064	11,959,277	11,448,821

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 4 dry-bulk carriers (two Panamax and two Supramax) with a total carrying capacity of approximately 255,109 dwt and an average fleet age of 12.6 years.

The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: February 20, 2014
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer